UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________________________________________________________________

FORM 6-K

_______________________________________________________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016
Commission File Number: 001-13944

____________________________________________________________________________________________________

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

__________________________________________________________________________________________________

Herbjørn Hansson, Chairman
LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated November 10, 2016, announcing the Company's dividend and earnings report for the third quarter of 2016.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-187400).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 15, 2016	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President

EXHIBIT 1

Nordic American Tankers' 3Q2016 Report (NYSE:NAT) – By expanding the fleet to 33 vessels, NAT increases its earnings capacity substantially. Cash dividend declared for the 77th time.
Hamilton, Bermuda, November 10, 2016

We do not expect that the result of the US presidential election will have a negative impact on NAT. As of the date of this report, 2016 has been a very good year for NAT. The third quarter came out solidly higher than the cash breakeven level. The fourth quarter of 2016 has so far a good performance. About 60% of the available days in 4Q2016 have been fixed significantly higher than the average daily rates for 3Q2016 of $16,700 per vessel – for the NAT fleet on short term contracts and longer term employment contracts.
NAT is not in the dry cargo or container sectors which have challenges. We are engaged in transportation of crude oil only.
The success of the recent placement of $120m, in which 70% was subscribed by institutional investors, was due to our proven business model. Armed with $120m from the placement, NAT has contracted to increase its fleet from 30 to 33 vessels, enhancing its potential for both higher earnings and dividends.
The capital raise strengthened our company significantly by allowing NAT to enter into agreements with Samsung Heavy Industries Co. Ltd., for the construction of three Suezmax tankers of about 157,000 deadweight tons to be delivered during the second half of 2018. We believe that the terms achieved are highly attractive.
Growth of a uniform Suezmax fleet has been one key success factor for NAT, generating an annual average dividend yield of 12% since start of operations in 1997. Going forward, we believe that the build-up of our fleet to 33 vessels will substantially increase our dividend capacity and Total Return1.
Our primary objective is to maximize NAT's risk adjusted return. Our goals are also to have the strongest balance sheet and the lowest cash breakeven in the industry. This will give NAT the highest Total Return in alignment with a low risk approach. Total Return is the best tangible measure of profitability.

We consider our close dialogue with big oil in the West and in the East as important undertakings. Our services are strongly related to safety for our crew, the environment and our assets.
Since its establishment, NAT has pursued a well-tested strategy that is producing high Total Return (i.e. profitability) and dividend yields. NAT has a cash break-even rate below $11,000 per day per ship, including financial charges and G&A costs. The operating expenses for our vessels are low; about $8,400 per vessel per day. Operating expenses for all of our vessels are more or less the same. This is a result of strict maintenance procedures. The drydocking costs for those of our vessels that are more than 15 years are on average less than $2.0m per vessel which is at the same level as the rest of our fleet.
Shipbuilding technology for crude oil tankers has not changed much over the last 20 years. Whether a ship has been around five years or fifteen years or longer does not matter as long as they are well maintained.
In the tanker sector, the NAT stock enjoys significant liquidity allowing investor to buy and sell shares whenever they wish. In 3Q2016 about 1.7m shares on average were traded daily with an average daily trading value of around $20m per day. The average volume for the first nine months of 2016 for NAT was about 1.6m shares per day.

1 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

On October 17, 2016, NAT declared a cash dividend of $0.26 per share for 3Q2016, payable to shareholders of record as of October 27, 2016. Payment of the dividend took place November 10, 2016. In 2Q2016, the dividend was $0.25 per share.
Key points to consider:
•	NAT has paid quarterly dividends 77 times of $47.91 per share during the period since 1997.

•	The low oil price is positive for the tanker market. For the consumer, a reduced oil price can be compared with a tax break, stimulating the economy.
•
The recent equity offering of $120m was for the expansion beyond the current 30 vessel fleet. In October 2016, NAT announced agreements with Samsung to build three Suezmax newbuildings for delivery in 2018. Including these three newbuildings, we expect that the NAT fleet will consist of minimum 33 vessels. The construction of our newbuilding for delivery in 1Q2017 is on schedule.

•
The quality of the NAT fleet is at the top as evidenced by our vetting statistics, that is, inspections of our ships by clients. In such vetting processes safety for our crew, the environment and our assets are in focus.

•	Operating cash flow[2] per share has been as follows: $0.24 for 3Q2016, $0.46 for 2Q2016 and $0.55 for 3Q2015.
•	NAT has a credit facility of $500m, maturing in December 2020.
•	Net Asset Value (NAV), or the steel value of a vessel, is irrelevant when valuing NAT as a going concern.
•	A homogenous fleet reduces our cash operating costs, which helps to keep our cash break-even rate below $11,000 per day per vessel, including financial charges and G&A costs.

For further accounting information, please see below. Our Annual Report 2015 on Form 20-F contains a large amount of information about NAT. This report was filed with the SEC March 23, 2016 and can be found on our web site www.nat.bm.
Financial Information
The Company declared a cash dividend of $0.26 on October 17, 2016, which was paid about November 10, 2016 to shareholders of record as of October 27, 2016. The number of NAT shares outstanding at the time of this report is 101,969,666. In 2Q2016, the dividend was $0.25 per share.
Earnings per share (EPS) in 3Q2016 were -$0.08. In 2Q2016 and 3Q2015 the EPS were $0.15 and $0.29, respectively. EPS does not take account of financial risk.
The Company's operating cash flow in 3Q2016 was $21.7m including the settlement gain of $5.3m with Gulf Navigation. In 2Q2016 and 3Q2015 operating cash flow was $40.7m and $49.1m, respectively.

2 Operating cash flow is an important dimension in the shipping industry, but it is a non-GAAP measure. Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

For the whole fleet, we had a total of 126 days offhire during the quarter, of which 99 days were planned offhire.  The offhire statistics are evidently reflecting the high quality of our fleet.

NAT continues to maintain a strong balance sheet with low net debt and is focusing on keeping a low financial risk. At the end of 3Q2016, the Company had net debt of about $248m or about $8.5m per vessel.

The table on the right shows our operating cash flow, stock liquidity and dividend over the last eight quarters. Liquidity in the stock is high compared with other tanker companies.

For further information on our financial position for 3Q2016, 2Q2016 and 3Q2015, please see later in this release.

The Fleet
The Company will have a fleet of 30 trading vessels in early 2017.  By way of comparison, in the autumn of 2004, the Company had three vessels.
NAT is focused on maintaining top technical quality of the fleet. Our operational performance remains at the forefront of the industry. 3Q2016 inspections had an average of 2.4 observations which we consider an excellent result. NAT's performance can be considered industry best practice.
World Economy and the Tanker Market
The development of the world economy affects the tanker industry. A low oil price is stimulating the world economy which is positive for the tanker market.
The drybulk and container sectors are weak. Therefore, some owners are unable to expand into the crude tanker sector, which is currently strong. The yard industry is struggling with low orders over the last years. For NAT, a strong balance sheet and access to financing are competitive advantages.
The Suezmax fleet (excl. shuttle tankers) counts 475 vessels at the end of 3Q2016, following an increase of 20 vessels so far this year.
During the years 2014 and 2015, a number of orders were placed with shipyards. The current orderbook of crude tankers stands at 75 vessels from now to the end of 2018. This represents about 16% of the Suezmax fleet. Slippage and cancellations may take place, thereby reducing the orderbook. So far in 2016, there has been a fleet growth of 4.2% with no scrapping of vessels.

The graph to the right shows the average yearly spot rates since 2000 as reported by Clarksons Platou. The rates above are an indication of the level of the market and its direction.
At the time of this report, the market has recovered from the level of 3Q2016. The supply of tanker tonnage is inelastic in the short term. When there are too many ships, rates tend to go down. When there is scarcity of ships, rates tend to go up.

Corporate Governance/Conflict of Interests

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  In an improved market, higher earnings and dividends can be expected. The Company is in a position to reap the benefits of strong markets.

Our dividend policy will continue to enable us to achieve a competitive cash yield.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall endeavor to safeguard and further strengthen this position in a deliberate, predictable and transparent way.

Going forward we believe the recent acquisitions of vessels will increase NAT's Total Return.

*****

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION

		Three Months Ended		Nine Months Ended
Amounts in USD '000	Sep. 30, 2016 (unaudited)	Jun. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)
Net Voyage Revenue	45,864 ***	61,652	66,673	184,250 ***	209,697

Vessel Operating Expenses	(21,647)	(18,743)	(15,733)	(58,579)	(48,762)
General and Administrative Expenses	(3,158)*	(3,850)*	(1,384)*	(10,376)**	(6,290)**
Depreciation Expenses	(23,248)	(21,447)	(20,477)	(66,320)	(60,944)
Operating Expenses	(48,053)	(44,039)	(37,594)	(135,275)	(115,996)
Net Operating Gain (Loss)	(2,189)	17,612	29,079	48,975	93,701

Interest Income	27	36	33	91	106
Interest Expense	(2,946)	(2,415)	(2,604)	(7,897)	(8,004)
Other Financial Income (Expense)	(2,466)	(2,264)	(678)	(6,473)	(1,330)
Total Other Expenses	(5,386)	(4,643)	(3,249)	(14,280)	(9,228)
Net Gain (Loss)	(7,574)	12,970	25,831	34,696	84,472
Basic Gain (Loss) per Share	(0.08)	0.15	0.29	0.39	0.95
Basic Weighted Average Number of Common Shares Outstanding	89,457,166	89,319,666	89,182,001	89,361,814	89,182,001
Common Shares Outstanding	101,969,666	89,319,666	89,182,001	101,969,666	89,182,001

*)
The G&A for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015 include non-cash charges of $0.6m, $1.6m and $(0.5m) respectively which are charges related to share based compensation and pension cost.

**)
The G&A for the nine months ended September 30, 2016 and September 30, 2015 include non-cash charges of  $3.0m and $(0.1m) respectively, which are charges related to share based compensation and pension cost.

***)	Net Voyage Revenue for the three and nine months ended September 30, 2016 includes a $5.3m income related to settlement with Gulf Navigation

CONSOLIDATED CONDENSED BALANCE SHEET

Amounts in USD '000	Sep. 30, 2016 (unaudited)		Sep. 30, 2015 (unaudited)		Dec. 31, 2015 (unaudited)[1]

Cash and Cash Equivalents	151,550		47,375		29,889
Accounts Receivable, net	19,195		26,934		28,598
Prepaid Expenses	4,491		3,275		4,372
Inventory	21,396		17,334		14,843
Voyages in Progress	21,499		18,473		37,353
Other Current Assets	2,778		2,852		3,125
Total current assets	220,909		116,242		118,179
Vessels, Net	1,076,910		919,102		962,685
Deposit for vessels	32,000		44,450		64,000
Goodwill	18,979		18,979		18,979
Investment in Nordic American Offshore Ltd.	56,951		57,244		64,877
Other Non-current Assets	10,497		5,557		10,474
Total non-current assets	1,195,337		1,045,333		1,121,015
Total Assets	1,416,246		1,161,575		1,239,194

Accounts Payable	3,601		4,401		4,247
Accrued Voyage Expenses	9,211		4,204		7,035
Other Current Liabilities	8,766		7,736		9,577
Total Current liabilities	21,578		16,341		20,859
Long-term Debt	442,472	*	248,689	*	324,568	*
Deferred Compensation Liability	15,472		12,222		13,046
Total Non-current Liabilities	457,944		260,910		337,614
Shareholders' Equity	936,725		884,324		880,721
Total Liabilities and Shareholders' Equity	1,416,246		1,161,575		1,239,194

1	Annual 2015 financial information is derived from audited financial statements
*
Long-term Debt consist of outstanding amounts on our Credit Facility less unamortized deferred financing cost. Outstanding amounts on our Credit Facility were 447,000, 250,000 and 330,000 as of September 30, 2016, September 30, 2015 and December 31, 2015, respectively.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Nine months ended		Twelve months ended
	Sep. 30, 2016	Sep. 30, 2015	Dec. 31, 2015
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)[1]

Net Cash Provided by (Used in) Operating Activities	124,275	139,205	174,391

Investment in Vessels	(142,029)	(106,851)	(187,373)
Investment in Nordic American Offshore Ltd	0	0	(9,508)
Long Term Deposit	0	0	(5,000)
Other	0	0	231
Return of investments	1,505	3,553	4,227
Net Cash Provided by (Used in) Investing Activities	(140,524)	(103,298)	(197,423)

Proceeds from Issuance of Common Stock	120,094	0	0
Proceeds from Use of Credit Facility	117,000	0	80,000
Credit Facility Costs	(83)	0	(4,640)
Dividends Paid	(99,142)	(89,182)	(123,071)
Net Cash Provided by (Used in) Financing Activities	137,870	(89,182)	(47,711)

Net Increase (Decrease) in Cash and Cash Equivalents	121,621	(53,276)	(70,743)
Effect of exchange rate changes on Cash	39	(84)	(104)
Cash and Cash Equivalents at Beginning of Period	29,889	100,735	100,735
Cash and Cash Equivalents at End of Period	151,550	47,375	29,889

1 Annual 2015 financial information is derived from audited financial statements

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
	Three Months Ended			Nine Months ended
Amounts in USD '000	Sep. 30, 2016 (unaudited)	Jun. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)
Voyage Revenue	71,710	88,564	101,884	267,026	331,179
Settlement	5,328	0	0	5,328	0
Voyage Expense	(31,174)	(26,913)	(35,211)	(88,104)	(121,482)
Net Voyage Revenue (1)	45,864	61,652	66,673	184,250	209,697

	Three Months Ended			Nine Months ended
	Sep. 30, 2016 (unaudited)	Jun. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)
Net Operating Gain (Loss)	(2,189)	17,612	29,079	48,975	93,701
Depreciation Expense	23,248	21,447	20,477	66,320	60,944
Share Based Compensation and Pension Cost	632	1,633	(499)	2,974	(60)
Operating Cash Flow (2)	21,691	40,692	49,057	118,270	154,585

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represent s income from vessel operations before depreciation, non-cash administrative charges and net financing costs.  Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Jan H. A. Moller, Head of Investor Relations & Financial Manager Nordic American Tankers Limited Tel: +1 888 755 8391 or +47 90 11 53 75	Gary J. Wolfe Seward & Kissel LLP New York, USA Tel: +1 212 574 1223
Turid M. Sørensen, CFO & EVP Nordic American Tankers Limited Tel: +47 33 42 73 00 or +47 90 57 29 27	Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited Tel: +1 866 805 9504 or +47 90 14 62 91
Rolf Amundsen, Advisor Nordic American Tankers Limited Tel: +1 800 601 9079 or + 47 908 26 906	Web-site: www.nat.bm